

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 5, 2009

Richard Sterrett
Vice President, Chief Financial Officer, Manager
Western Plains Energy, LLC
3022 County Road 18
Oakley, KS 67748

      Re: **Western Plains Energy, LLC**
               Form 10-K for Fiscal Year Ended September 30, 2008
               File No. 0-50714

Dear Mr. Sterrett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 30, 2008</u>

<u>General</u>

1.   Please include a selected quarterly financial data section in future filings in accordance with Item 302 of Regulation S-K.

Note 2. Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-8

2.   Please revise future filings to clarify if you recognize revenues upon delivery of ethanol and related products to your unaffiliated customers or to your two exclusive marketing firms. If the latter is true, please tell us how this policy meets all the criteria of SAB Topic 13A.

3.   From the disclosures in Note 6 on page F-18, it appears that you report revenue net of marketing fees paid to your two marketing firms. Please tell us how this presentation complies with EITF 99-19.

Item 9A(T). Controls and Procedures, page 35

4.   We note your officers' conclusion and incomplete definition of disclosure controls and procedures. Please revise future filings to include the complete definition of disclosure controls and procedures in your assessment in accordance with Item 307 of Regulation S-K, or you may conclude on the effectiveness without providing the definition of disclosure controls and procedures.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief